Exhibit 99.2

BASIS OF PRESENTATION

The information below should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2006.  Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 18 to the consolidated financial statements for the year ended December 31, 2006. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated February 19, 2007.

All amounts in this report are in U.S. dollars, unless otherwise stated.

BUSINESS OVERVIEW

Ballard is recognized as a leader in the design, development, manufacture and sale of proton exchange membrane (“PEM”) fuel cells.  Our strategy is two-pronged:

•

Build the leading market positions for fuel cell stacks in each of the nearer-term markets of residential cogeneration, materials handling and backup power by leveraging our partnerships and expertise in technology, product development and manufacturing; and

•	Strengthen our automotive fuel cell stack technology leadership by working closely with our Alliance partners and strategic suppliers.

We operate in three market segments:

1.	Power Generation: PEM fuel cell products and services for residential cogeneration, materials handling and back-up power markets;

2.	Automotive: PEM fuel cell products and services for fuel cell cars, vans and buses; and

3.	Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for PEM fuel cells.

We are based in Canada, with head office, research and development and manufacturing facilities in Burnaby, British Columbia.  In addition, we have sales and customer service facilities in Dearborn, Michigan; sales, research and development and manufacturing facilities in Lowell, Massachusetts; and sales and customer service facilities in Nabern, Germany.  We also participate in a joint venture, EBARA BALLARD Corporation (“EBARA BALLARD”), in Tokyo, Japan that develops, manufactures and sells fuel cell power generators incorporating the Ballard® fuel cell to customers in Japan.

Our goal is to be the leading supplier of high quality, competitively priced fuel cell products in our respective markets.  To help us achieve that, we have adopted an Integrated Management System that incorporates Quality, Environment, Health, and Safety business practices.

Our Integrated Management System is third-party registered to the following standards:  ISO 9001:2000 (Quality); ISO 14001:2005 (Environment); OHSAS 18001:1999 (Health & Safety); and ISO/TS 16949:2002 (Quality - Automotive).

In 2006, we developed a sharper focus on our core fuel cell stack business and placed a heightened priority on nearer-term, non-automotive markets, while continuing to strengthen our automotive fuel cell technology leadership.

In 2006, our revenues, from continuing and discontinued operations grew 15% to $62.0 million (see footnote 1 on page 4) from $53.7 million in 2005, meeting our guidance of $55-$65 million.  We reduced operating cash consumption (see non-GAAP measures section on page 21) by 38% to $51.4 million from $83.3 million in 2005, meeting our guidance of $50-$65 million.

POWER GENERATION

We are focused on power generation in the following markets: residential fuel cell cogeneration, materials handling and backup power.

Residential Fuel Cell Cogeneration

Since 2005, Ballard and EBARA BALLARD have been actively demonstrating residential fuel cell cogeneration technology in Japan.  In 2006, we shipped 315 Mark 1030 fuel cells to support these demonstration programs.  Shipments are for fuel cell products sold, measured in stack equivalents.

Residential fuel cell cogeneration systems use existing fuel infrastructures (natural gas or kerosene) to produce hydrogen, which is efficiently converted into electricity and heat.  Our system provides the first kilowatt of electricity and all of the hot water needs for the typical Japanese home.  We believe there are several factors that make Japan an ideal market for this technology:

•	High cost of electricity

•	Growing demand for energy – electrical grid is overburdened

•	Government commitment to reducing emissions

•	Strategic, committed, multi-year government support – the Japanese government provided $32 million in subsidies during 2006 for demonstration of 777 units market-wide.

EBARA BALLARD is continuing to collaborate with two of Japan’s largest energy companies, Tokyo Gas Co., Ltd. and Nippon Oil Corporation, to commercialize a 1kW residential cogeneration fuel cell system designed to provide domestic hot water and base-load electric power for the Japanese residential market.

In June, we announced that we had delivered the first prototypes of our third generation residential cogeneration fuel cell for integration and testing activities.  Featuring increased reliability and lifetime and reduced cost, with significantly less weight and volume, this third generation technology has been designed to meet the 2008 Japanese government targets of 40,000 hours operation, equivalent to a system lifetime of 10 years in the home.

In October, Ballard announced the receipt of the second and final $5.85 million equity investment from EBARA Corporation (“EBARA”), related to an agreement signed between Ballard and EBARA in September 2005.  The funds are being used to further the commercialization of residential fuel cell cogeneration systems in the Japanese government-sponsored program.

Materials Handling

We are leveraging our proven automotive fuel cell technology in the materials handling market.  We are engaged with two lead customers, Cellex Power Products, Inc. and General Hydrogen Corporation (“General Hydrogen”), both of whom are working with end users to implement field trial programs.  In 2006, we shipped 147 Mark9 SSL™ fuel cells to support these activities.  Shipments are for fuel cell products sold, measured in stack equivalents.

In October, we announced that we had signed an agreement with General Hydrogen to supply 2,900 Mark9 SSL™ fuel cells during 2007 and 2008.  These fuel cells are for integration into General Hydrogen’s products that are being sold to customers converting from conventional lead-acid batteries in their materials handling fleets.  Under the agreement, Ballard expects to ship fuel cells ranging in size from 4 to 20 kilowatts to General Hydrogen.

Backup Power

In September, we announced the addition of the Mark1020 ACS air-cooled fuel cell to our product lineup.  Designed primarily for backup power applications, the Mark1020 ACS is currently in beta trials with a small number of systems integrators.

AUTOMOTIVE

Together with our customers, we have put more fuel cell-powered demonstration vehicles on the road than anyone else.  Cars, buses and vans powered by Ballard® fuel cells have accumulated more than 3.9 million kilometers of on-road experience since early 2004.  The data accumulated from these trials is very valuable in the development of our fuel cell technology.

We have an alliance with DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) for the development and commercialization of PEM fuel cells for vehicular applications. Under the alliance, which continues until 2021, subject to certain limited exceptions, DaimlerChrysler and Ford cannot compete with us in the research, development, production, distribution, sale or service of fuel cells.  Subject to certain commercial conditions, DaimlerChrysler and Ford must purchase fuel cells from us during the term of the alliance.  We can sell fuel cells for any application, including vehicles, to customers other than DaimlerChrysler and Ford.

In 2006, we continued to make progress in our automotive business.  In January 2006 we signed a contract, valued at $8.3 million, to service 27 Ballard powered Mercedes-Benz Citaro fuel cell buses running on European roads as a one-year extension to the CUTE (Clean Urban Transport for Europe) / ECTOS (Ecological City Transport System) Project, the two-year fuel cell bus demonstration that began in late 2003.  We continue to provide services for fuel cell buses running in Perth, Australia; Beijing, China and Santa Clara, California.

In July, we announced a Memorandum of Understanding and fuel cell supply agreement with Shanghai Fuel Cell Vehicle Powertrain Co., Ltd. (“Powertrain”) to cooperate on the development of fuel cell vehicles for demonstration and field trial programs planned in China in 2006 and 2007.  Under the terms of the agreements, Ballard will supply up to 20 Mark 902 automotive fuel cells and related services and Powertrain will integrate those fuel cells into vehicles.

In October, the US Federal Transit Administration announced a hydrogen fuel cell bus research and development program, under which Ballard plans to participate in two projects that will utilize our heavy-duty fuel cell module (“HD6”).

MATERIAL PRODUCTS

We are a Tier 1 supplier of carbon friction products to the automotive industry.  In 2006, we continued to work under a five-year contract, awarded in December 2001, for the supply of carbon friction material for automatic transmissions to an automotive manufacturer.  In 2006, we were awarded a four-year extension of this contract and at the end of 2006 there remained a commitment of approximately $29 million in future deliverables.

Our carbon fibers expertise also provides a platform for the development of gas diffusion layer (“GDL”) materials to support our fuel cell technology. We are also a supplier of GDLs to other companies involved in fuel cell development.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)

	2006	2005	2004

Revenues – continuing operations	$49,823	$42,248	$73,040
Revenues – discontinued operations	12,193	11,485	8,333

Total revenues from continuing and discontinued operations[1]	$62,016	$53,733	$81,373

Loss from continuing operations	$(56,994)	$(62,990)	$(130,986)
Loss per share from continuing operations	$(0.50)	$(0.53)	$(1.11)
Net loss for period	$(181,137)	$(86,983)	$(175,407)
Loss per share	$(1.60)	$(0.73)	$(1.48)

Normalized net loss [2]	$(56,994)	$(81,284)	$(104,707)
Normalized loss per share[2]	$(0.50)	$(0.68)	$(0.88)
Operating cash consumption[2]	$(51,405)	$(83,342)	$(85,344)

Cash, cash equivalents and short-term investments	$187,072	$233,033	$240,259
Total assets	$350,038	$524,874	$659,171

[1]

Total revenues from continuing and discontinued operation are a non-GAAP measure.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  We have provided this information to assist in assessing our financial performance relative to our 2006 corporate revenue targets.

[2]	Normalized net loss, normalized loss per share and operating cash consumption are non-GAAP measures. See reconciliation to GAAP in Non-GAAP Measures section on page 21.

2006 RESULTS

Due to our decision, announced in December 2006, to sell our electric drive business in Dearborn, Michigan (discussed below), we have presented the results of this business as discontinued operations in the financial statements and have restated comparative figures in the financial statements, notes and management discussion and analysis.

Our revenues from continuing operations for the year ended December 31, 2006 were $49.8 million compared to $42.2 million in the same period in 2005.  During 2006, engineering development revenue increased $5.2 million, or 63%, and product and service revenue increased $2.4 million, or 7%, compared to the same period last year.  The year over year increase in engineering development revenue related to the increase in activity in 2006 in our automotive and residential cogeneration fuel cell development programs and resulted from work performed and achievement of the milestones under these programs.  Product and service revenue increased in 2006 compared to 2005 mainly due to an increase in service revenue of $5.2 million driven by our contracts to provide field service for fuel cell powered buses in Europe, China and Australia.  Offsetting the increase in service revenue was a $2.8 million overall decline in product revenue, mainly as a result of the 2005 sale of Ballard Power Systems AG (“BPSAG”)3, which contributed $6.1 million of automotive systems product revenue during the same period in 2005.  Removing the impact of the sale of BPSAG, annual product revenues in 2006 improved by $3.4 million, mainly as a result of increased shipments of fuel cells to automotive, materials handling and residential cogeneration customers compared to 2005.

Revenue generated by both continuing and discontinued operations totaled $62.0 million for 2006, an $8.3 million, or 15%, increase from $53.7 million in 2005.

Our net loss for the year ended December 31, 2006 was $181.1 million, or ($1.60) per share, compared with a net loss of $87.0 million, or ($0.73) per share for the same period in 2005.  The net loss for 2006 includes a loss from discontinued operations of $124.1 million, mainly as a result of write-downs of goodwill and capital assets, related to the announced sale of our electric drive business.  The net loss for 2005 was positively impacted by an $18.3 million gain on sale of assets relating to BPSAG and negatively impacted by a loss from discontinued operations of $24.0 million relating to our electric drive business, which includes a loss on disposal and write-down of long-lived assets of $7.4 million.

Normalized net loss (see Non-GAAP measures on page 21) for the year ended December 31, 2006 was $57.0 million, or ($0.50) per share, compared with a normalized net loss of $81.3 million, or ($0.68) per share for the same period in 2005.  The primary reasons for the lower normalized net loss in 2006 are a $7.1 million improvement in product and service margins, a $5.2 million increase in engineering development revenues, and a $15.5 million decline in operating expenses and depreciation and amortization.  Our improved margins reflect increased service revenues and improved margins on our carbon friction product sales.  Operating expenses were reduced year over year by the sale of BPSAG, which incurred $18.7 million of operating expenses in 2005, and cost reduction initiatives, partially offset by increases in our research and development expenditures.

[3]

In accordance with GAAP, the operations of BPSAG were not presented as a discontinued operation due to the continuing relationship and product sales with our alliance partners subsequent to the sale of BPSAG.

Operating cash consumption (see Non-GAAP Measures on page 21) for the year ended December 31, 2006 was $51.4 million, compared to $83.3 million in 2005.  Higher margins and engineering development revenues, reduced operating expenses and lower working capital requirements were partially offset by higher outflows for capital additions over the prior year.

Loss from discontinued operations from the announced sale of the electric drive business for the year ended December 31, 2006 was $124.1 million, or ($1.10) per share, compared with $24.0 million, or ($0.20) per share for the same period in 2005.  In 2006, the loss from discontinued operations was impacted by a $111.4 million loss on disposal as a result of the announced sale of our electric drive business.  In 2005, the loss from discontinued operations included a write-down of $7.4 million for capital assets and intellectual property associated with our electronic power converters.  In 2006, this write-down of intellectual property also resulted in a $4.4 million decline in depreciation and amortization from discontinued operations compared to 2005.

2005 RESULTS

Our revenues for the year ended December 31, 2005 were $42.2 million compared to $73.0 million in 2004.  Product and service revenue decreased $30.4 million or 47% and engineering development revenue decreased $0.4 million or 5% from 2004.  The decrease in product and service revenue primarily related to lower automotive product deliveries in 2005 reflecting the timing of our customers’ fuel cell vehicle fleet deployments, which occurred in 2004.

Our normalized net loss (see Non-GAAP Measures on page 21) for the year ended December 31, 2005, was $81.3 million, or ($0.68) per share, compared with a normalized net loss of $104.7 million, or ($0.88) per share, in 2004. The decrease in normalized net loss was mainly a result of reduced operating expenses, lower depreciation and amortization and higher investment and other income.

Operating cash consumption (see Non-GAAP Measures on page 21) for the year ended December 31, 2005 was $83.3 million, compared to $85.3 million in 2004.  Reduced operating expenses were offset by higher outflows for working capital requirements over the prior year.

SIGNIFICANT DEVELOPMENTS

During December 2006, we signed an agreement with Siemens VDO Automotive Corporation to sell our electric drive business in Dearborn, Michigan.  The sale closed subsequent to year-end on February 15, 2007 (note 20 of the financial statements).  Estimated net proceeds of $4 million, before purchase price adjustments, resulted in a write-down of goodwill and capital assets of $103 million and $7 million, respectively.  The total net estimated loss on disposal of $108 million for the transaction, will be recorded as an estimated net loss of $111 million in 2006 and an offsetting estimated net gain of $3 million in 2007, upon close of the transaction, as a result of pension and post-retirement health benefit plan curtailments. Approximately $81 million of tax losses attributable to our electric drive business are included as part of the disposition.  The results of the electric drive business have been presented as discontinued operations in the financial statements along with restated comparative figures.

As part of the agreement signed with EBARA in 2005, we issued 1,022,549 common shares during the third quarter of 2006 to EBARA for proceeds of $5.85 million.

During the second quarter of 2006, we disposed of a non-core investment in QuestAir Technologies Inc. (“QuestAir”) for proceeds of $3.3 million, resulting in a loss on disposal of $0.6 million.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations.  The application of these and other accounting policies are described in note 1 to the consolidated financial statements.  Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to conduct engineering development. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts, we also earn service revenue, which is recognized based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the years ended December 31, 2006 and 2005, there were no material adjustments to engineering development or service revenues recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and to reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the years ended December 31, 2006 and 2005 were reduced by a net amount of $5.7 million and $10.5 million, respectively.  The reductions in accrued warranty liabilities were primarily due to cost reductions, and contractual expirations for our automotive fuel cells for 2006 and contract expirations, improved lifetime expectancy and improved reliability for our automotive fuel cells for 2005.

INVENTORY PROVISION

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology or design which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required.  During the years ended December 31, 2006 and 2005, inventory provisions of $0.3 million and $1.2 million, respectively, were recorded as a charge to cost of product and service revenues.  In addition, during 2006, inventory provisions of $0.4 million were recorded as a charge to research and development due to changes in prototype specifications, which resulted in inventory obsolescence.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that requires recognition.  During the years ended December 31, 2006 and 2005, no write-downs of our investments were recorded; however, as described above, we disposed of our investment in QuestAir for a loss of $0.6 million during the second quarter of 2006.

INTANGIBLE ASSETS AND GOODWILL

As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet.  In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years.  At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment.  Among other things, this review considers the fair value of the business based on discounted estimated cash flows.  If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.  During the year ended December 31, 2006, we recorded a $103.4 million write-down of goodwill associated with the disposition of our electric drive business, described above.  Also during 2005, we recorded a $6.2 million write-down of intangible assets associated with our electronic power converters.

NEW ACCOUNTING PRONOUNCEMENTS

We did not adopt any new accounting pronouncements during 2006.  For 2007, we expect to adopt Sections 1530 Comprehensive Income, 3855 Financial Instruments – Recognition and Measurement and 3865 Hedges of the Canadian Institute of Chartered Accountants Handbook.  These standards will be effective for us from January 1, 2007.  The impact of implementing these new standards are not yet determinable as it will be dependent on our outstanding positions and their fair values at the time of transition.

RESULTS OF OPERATIONS

Revenues from continuing operations for the year ended December 31, 2006 were $49.8 million, a $7.6 million or 18% increase from 2005, primarily reflecting increases in engineering development revenue of 63% and product and service revenue of 7% from the power generation and automotive market segments.

The following table provides a breakdown of our revenues for the reported periods:

	Years Ended December 31

	2006			2005			2004

(Expressed in thousands of U.S. dollars)	Product and Service	Engineering Develop- ment	Total	Product and Service	Engineering Develop- ment	Total	Product and Service	Engineering Develop- ment	Total

Automotive	$17,764	$7,316	$25,080	$17,322	$6,190	$23,512	$47,978	$8,534	$56,512
Power Generation	7,314	5,972	13,286	5,096	1,941	7,037	3,552	—	3,552
Material Products	11,457	—	11,457	11,699	—	11,699	12,976	—	12,976

	$36,535	$13,288	$49,823	$34,117	$8,131	$42,248	$64,506	$8,534	$73,040

Automotive product and service revenues for the year ended December 31, 2006 increased $0.4 million, or 3%, from the same period in 2005.  Year over year automotive service revenues increased $4.9 million while automotive product revenue declined $4.5 million.  Automotive service revenues increased due to our field service activities supporting fuel cell powered buses in Europe, China and Australia.  Automotive product revenues declined due to our sale of BPSAG in 2005, which recorded automotive systems product revenues of $6.1 million during 2005, but were partially offset by an increase of $1.6 million in revenue from our automotive fuel cell products.

Automotive engineering development revenue for the year ended December 31, 2006 was $7.3 million, an increase of $1.1 million, or 18%, compared to 2005.  The increase in automotive engineering development revenue year over year reflects the planned timing of performance of work and timing of achievement of development milestones under our automotive fuel cell development program for our customers, the related costs of which are included in research and development expenses.

Power Generation revenues for the year ended December 31, 2006 increased by $6.2 million, or 89%, compared to the same period in 2005, due primarily to engineering development revenues in 2006 under our 1kW residential cogeneration fuel cell program.  This revenue reflects the percentage of completion of the development program for our customer, the related costs of which are included in research and development expenses.  Power Generation product and service revenues for 2006 increased by $2.2 million, or 44%, compared to 2005, due to higher sales of our Mark 9 SSLTM fuel cells, primarily for the materials handling market, and our 1kW residential cogeneration fuel cells.

Material Products revenues for the year ended December 31, 2006 decreased by $0.2 million, or 2%, compared to 2005, due primarily to fluctuations in vehicle production volumes by our main customer.

Revenue generated by both continuing and discontinued operations (see footnote 1 on page 4) totaled $62.0 million for 2006, an $8.3 million, or 15%, increase from $53.7 million in 2005.

	Years Ended December 31

Revenues[1]	2006	2005	2004

(Expressed in thousands of U.S. dollars)
Continuing Operations	$49,823	$42,248	$73,040
Discontinued Operations	12,193	11,485	8,333

	$62,016	$53,733	$81,373

[1] see footnote 1 on page 4

Automotive product and service revenue for the year ended December 31, 2005, decreased by $30.7 million or 64% compared to 2004.  Revenues in 2004 were higher as we completed the majority of product deliveries under the previous generation automotive fuel cell program.  Revenues in 2004 also included shipments of automotive fuel cells to non-alliance OEMs and bus fuel cells to customers in California and China.  There were no bus fuel cell sales in 2005.

The decrease in automotive engineering development revenue for 2005 from 2004 resulted from the completion of the development phase of the previous generation automotive fuel cell development program in the first half of 2004, partially offset by the commencement of revenues under the automotive fuel cell development program in the second half of 2005.

Power Generation product and service revenues for the year ended December 31, 2005, increased by $1.5 million, or 43%, compared to 2004, due to higher sales volumes of our 1kW residential cogeneration fuel cells and increased non-recurring engineering services.  Power generation engineering development revenue in 2005 was a result of the commencement of revenues from our 1kW residential cogeneration fuel cell development program and reflects the percentage of completion of our development program for our customers, the related costs of which are included in research and development expenses.

Material Products revenues for the year ended December 31, 2005, decreased by $1.3 million, or 10%, as compared to 2004, due primarily to lower production volumes for automotive OEM’s resulting in lower demand for carbon fiber products.

Cost of product and service revenue for the year ended December 31, 2006 was $21.2 million, a decrease of $4.7 million or 18% compared to 2005. The decrease in cost of product and service revenue primarily resulted from lower automotive systems product revenues and manufacturing efficiency gains in our material products segment, partially offset by increased volumes of power generation product sales.  Gross margins improved on product and service revenues for our automotive and material products segments for the year ended December 31, 2006.  Cost of product and service revenue was also affected by the reduction of warranty provisions of $5.7 million in 2006 compared to $10.5 million in 2005.  The reductions in accrued warranty liabilities were primarily due to cost reductions, and contractual expirations for our automotive fuel cells for 2006 and contract expirations, improved lifetime expectancy and improved reliability for our automotive fuel cells for 2005.

Cost of product and service revenue for the year ended December 31, 2005 was $25.9 million, a decrease of $25.7 million or 50% compared to 2004.  The decrease in cost of product and service revenues primarily resulted from lower automotive product sales in 2005 and a $3.1 million inventory write-down in 2004 related to our Nexa®, Nexa®RM, and AirGenTM fuel cell products.

Research and product development expenses for the year ended December 31, 2006 were $52.3 million, a decrease of $12.6 million, or 19%, compared to 2005. The principal driver of lower research and product development costs was our sale of BPSAG, which incurred $16.2 million of research and product development costs during 2005.  Offsetting the impact of the sale of BPSAG were increases in expenditures for our automotive fuel cell during 2006, along with the effect of a stronger Canadian dollar, relative to the U.S. dollar, compared to 2005.  Included in research and product development expenses for the year ended December 31, 2006, were costs of $22.9 million related to our achievement of predefined milestones for our customers under the current development programs for which we earned engineering development revenue from continuing operations.  Overall for 2007, we expect research and product development costs to increase as we increase our activities in the automotive and the back-up power markets.

Research and product development expenses for the year ended December 31, 2005 were $64.9 million, a decrease of $16.2 million, or 20%, compared to 2004.  The decrease was primarily due to the completion of our previous generation automotive fuel cell development programs, and the positive impact of cost reduction initiatives and restructuring activities.  The decrease in research and product development expenditures was partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the year ended December 31, 2005, compared to 2004.  Included in research and product development expenses for the year ended December 31, 2005 were costs of $17.7 million related to our achievement of predefined milestones for which we earned engineering development revenue under our previous and automotive and 1kW residential cogeneration fuel cell development programs.

General and administrative expenses for the year ended December 31, 2006 were $13.3 million, a decrease of $2.2 million, or 14%, compared to the same period in 2005.  The year over year decline in general and administrative expenses is primarily due to several non-recurring events during the year ended December 31, 2005 related to severance, consulting costs, cost reduction initiatives that were implemented in late 2005 and our sale of BPSAG in the third quarter of 2005, partly offset by the effect of a stronger Canadian dollar relative to the U.S. dollar.

General and administrative expenses for the year ended December 31, 2005 were $15.5 million, an increase of $1.3 million, or 9%, compared to 2004. The increase was primarily due to severance and consulting costs incurred in 2005, the effect of a stronger Canadian dollar relative to the U.S. dollar and the reversal of a portion of provisions for bonuses in 2004.  Partially offsetting these increases was the decline in general and administrative expenses due to the sale of BPSAG during the third quarter of 2005 and additional cost reduction initiatives that were implemented in late 2005.

Marketing and business development expenses for the year ended December 31, 2006 were $7.2 million, a $1.0 million, or 16%, increase compared to the same period in 2005.  The increase reflects increased marketing support in Japan and Germany along with increased business development activities, partially offset by the sale of BPSAG.

Marketing and business development expenses for the year ended December 31, 2005, were $6.2 million, a $0.3 million, or 5%, decrease from 2004. The decrease in marketing and business development expenses in 2005 reflects the sale of BPSAG in 2005, along with the impact of cost reduction efforts.

Depreciation and amortization was $16.4 million for the year ended December 31, 2006, a decrease of $1.6 million, or 9%, compared to the same period in 2005.  Depreciation and amortization declined as some assets became fully depreciated or amortized during 2006.

Depreciation and amortization was $18.0 million for the year ended December 31, 2005, a decrease of $5.7 million, or 24%, as compared to 2004.  We stopped recording depreciation and amortization in July 2004 on the long-lived assets of BPSAG, which were held for sale due to our decision to dispose of this subsidiary at that time.

Investment and other income was $9.9 million for the year ended December 31, 2006, compared to $11.2 million for the corresponding period in 2005.

The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:

	Years Ended December 31

(Expressed in thousands of U.S. dollars)	2006	2005	2004

Investment and other income	$9,913	$7,879	$5,105
Foreign exchange gain (loss)	19	3,344	(1,964)

	$9,932	$11,223	$3,141

Investment and other income, excluding foreign exchange gain (loss), was $9.9 million for the year ended December 31, 2006, an increase of $2.0 million, or 26%, compared to the same period in 2005.  The improvement was a result of higher interest rates, partly offset by the effect of lower average cash balances.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets over the respective periods.  We hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars.  Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

The year-over-year increase in investment and other income in 2005 over 2004 was primarily due to higher Canadian and U.S. interest rates.   The year-over-year increase in foreign exchange is a result of movements in the Canadian dollar and Euro relative to the U.S. dollar on our net monetary assets and liabilities.

Loss on disposal and write-down of long-lived assets were $0.8 million for the year ended December 31, 2006, compared to $0.2 million and $4.3 million for the corresponding periods in 2005 and 2004, respectively.  The expense in 2006 is a result of a loss on disposal of our investment in QuestAir along with write-downs for obsolete and non-functioning capital assets.  The loss for 2004 represents the write-down of our investment in QuestAir of $2.5 million, disposals and write-downs of $1.0 million related to plant and equipment and write-downs of our AirGenTM fuel cell generator capital assets of $0.4 million and intangible assets of $0.4 million.

Gain (loss) on assets held for sale relates to the assets and liabilities of BPSAG and for the year ended December 31, 2006 was nil compared to a gain of $18.3 million in 2005 and a loss of $23.1 million in 2004.  The 2004 loss on assets held for sale represents a write-down of goodwill associated with BPSAG to the estimated net realizable value of the company.  In 2005, due to a longer than expected time to finalize the BPSAG sale and the resultant reimbursement of BPSAG’s net operating expenses under the sale contract, a gain of $18.3 million was recorded.

Equity in loss of associated companies was $7.0 million for 2006 compared to $3.7 million and $2.2 million for 2005 and 2004, respectively.  The equity losses relate to our share of the losses of EBARA BALLARD.  The increase in EBARA BALLARD’s market development activities has resulted in increased equity losses for 2006 compared to 2005 and 2004.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $187.1 million as at December 31, 2006, a decrease of $46.0 million from the end of 2005.  The decrease was driven by net losses (excluding non-cash items) of $30.3 million, working capital cash outflows of $12.3 million and capital expenditures of $8.7 million, partially offset by equity funding of $5.9 million.

For the year ended December 31, 2006, working capital requirements resulted in cash outflows of $12.3 million compared to $17.3 million for the corresponding period in 2005.  In 2006, working capital outflows were driven by lower accrued warranty liabilities of $5.8 million arising from expenditures to service our automotive fuel cells, along with warranty adjustments for expirations and lower projected costs.  Cash outflows from accounts payable and accrued liabilities of $3.0 million were primarily due to payments for amounts due under a Canadian governmental development program (see Off-Balance Sheet Arrangements & Contractual Obligations) and the reduction of taxes payable, partially offset by increases in other accrued liabilities including wage accruals.  Cash outflows related to inventory were $2.0 million and reflect prototype production purchases for our automotive fuel cells.   Higher accounts receivable balances of $1.6 million were the result of higher fourth quarter revenues compared to the prior year and timing of collections of our product and engineering development revenues.  The above working capital outflows were partially offset by an increase in receipts for deferred revenue of $1.4 million related to our automotive service contracts.  In addition, during 2006 we had higher working capital requirements of $1.0 million related to assets and liabilities held for sale.

For the year ended December 31, 2005, working capital requirements resulted in cash outflows of $17.3 million compared to inflows of $4.1 million in 2004.  In 2005, lower warranty liabilities, down $9.3 million, were driven by expenditures against our warranty reserves to service vehicles in the field and reduced warranty provisions for our automotive fuel cells due to contract expirations, improved lifetime expectancy and improved reliability.  Accounts receivable increased by $5.8 million due to the timing of revenues and collection, while deferred revenues decreased $2.8 million, as revenue was earned on prior receipts from customers.  Inventory increased $1.0 million as we increased inventory purchases for our carbon fiber business in order to secure raw materials for future production requirements.  Cash flows from accounts payable increased $0.7 million as a result of timing of payments and higher accrued liabilities.  Working capital requirements related to assets and liabilities held for sale of $0.1 million represent changes in the non-cash working capital of BPSAG and our electric drive business.

Investing activities resulted in cash outflows of $50.8 million for the year ended December 31, 2006, compared to cash outflows of $14.8 million during the corresponding period in 2005.  Changes in short-term investments resulted in cash outflows of $41.6 million during 2006.  Cash equivalents and short-term investment balances changed as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to maximize our investment returns.  Capital spending of $8.7 million in 2006 was primarily for manufacturing, test and computer equipment.

Capital spending of $6.6 million in 2005 was primarily for lab and test equipment.  During 2006, we sold our investment in QuestAir for proceeds of $3.3 million and recorded net cash outflows of $3.3 million related to an additional investment in EBARA BALLARD offset by licensing cash receipts from EBARA BALLARD.  We also made an additional investment in 2006 of $0.8 million in Chrysalix Energy Limited Partnership in accordance with previously agreed to funding commitments.

Financing activities resulted in cash inflows of $5.9 million for the year ended December 31, 2006, compared to $51.7 million in the corresponding period in 2005.  Financing activities for 2006 relate to equity funding received from EBARA.  The 2005 activities reflect equity funding received from DaimlerChrysler, Ford and EBARA and $1.2 million of funds received from ALSTOM Canada Inc. to release restricted shares owned by them.

As at February 19, 2007, we had 114,224,975 common shares, one Class A share and one Class B share issued and outstanding.  Also at that date, we had stock options to purchase 5,407,773 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2006, we had cash, cash equivalents and short-term investments totaling $187.1 million.  We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells, and carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes, and the further development of our product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products.  Also, because of a number of factors such as lack of data from established markets and product market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows.  Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; the extent of government support or regulation for the adoption of fuel cell products; and development of the hydrogen infrastructure required to support our products.

Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets where engineering development funding is available to support product development activities; license technologies in cases where it is advantageous to us; and access available government funding for research and development projects.  In addition, we will likely need to access additional funding, depending on the timing and impact on cash requirements of the various factors noted above.  This may include financing from public equity markets or strategic investors.  Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

Our actual funding requirements will vary based on the various factors noted above; our relationships with our lead customers and strategic partners; our success in developing new relationships with customers; our success in generating revenue growth from near-term product opportunities, such as the Japanese residential cogeneration, materials handling and back-up power markets; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

Our operating cash consumption (see Non-GAAP Measures) for the year ended December 31, 2006 was $51.4 million, $8.3 million of which related to our electric drive business.  In 2005, operating cash consumption was $83.3 million of which $19.9 million related to BPSAG and $5.7 million related to our electric drive business.  For 2007, we expect our operating cash consumption to be in the range of $40 to $50 million.

We expect overall revenues for 2007 to increase to between $55 to $65 million compared to $49.8 million in 2006.  Engineering development revenue for the automotive fuel cell development program is expected to significantly increase in 2007 as the program advances.  In addition, we expect to see increased engineering development revenue from our 1kW residential cogeneration fuel cell development program.  We expect to see an increase in product revenues, and a decrease in service revenues.  Total product and service revenue is expected to be slightly higher in 2007.  Automotive product and service revenues are expected to decline in 2007 as an increase in product revenues is expected to be more than offset by declines in our service revenues.  For Power Generation, sales of our Mark9 SSL™ fuel cells are expected to increase, primarily for materials handling applications.  Residential cogeneration fuel cell product revenues are expected to be similar to 2006 as higher volumes are offset by lower product pricing.  Material Product revenues in 2007 are expected to improve compared to 2006.

DaimlerChrysler and Ford have jointly signed a development agreement with us under which activities commenced in 2005.  The development agreement will provide us with future development funding of up to $23 million, which we record as engineering development revenue as earned.  The future funding will be used for the development of our automotive fuel cell and is subject to the performance of work and achievement of technical milestones.  This is in addition to product revenue expected from this program.  To date we have recorded engineering development revenue of $14 million under this program.

Since 2005, we have recorded $8 million of engineering development revenue from EBARA BALLARD.  Through our agreement with EBARA and EBARA BALLARD, we will receive $10 million in future engineering development revenue through to 2008 for the development of our 1kW residential cogeneration fuel cell product, subject to the performance of work under the development program.  In addition, we will receive future license fees of $10.6 million net of taxes between 2007 and 2008.  We will use the proceeds from these license fees and the equity investments received from EBARA to make $16.9 million in equity contributions to EBARA BALLARD between 2007 and 2008.  The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the 1kW residential cogeneration fuel cell system.

We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities into 2010.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.  Periodically, we use forward foreign exchange contracts to manage our foreign exchange risk. However, as at December 31, 2006, there were no forward exchange contracts outstanding. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statement of operations.

We have agreed to pay royalties up to a maximum of $37.9 million in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian governmental agencies.  The conditions under which these royalties become payable are described in more detail in note 13 to the consolidated financial statements.

We have committed to make future capital contributions of $0.8 million (Cdn. $0.9 million) in Chrysalix, in which we have a limited partnership interest.  We have also committed to make future capital contributions of $16.9 million to EBARA BALLARD between 2007 and 2008 (see discussion above).

As at December 31, 2006 we had the following contractual obligations and commercial commitments:

	Payments due by period

Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years

(Expressed in thousands of U.S. dollars)
Operating leases	$23,350	$2,356	$4,275	$3,240	$13,479
Purchase obligations (1)	343	171	172	—	—
Asset retirement obligations	5,635	—	—	—	5,635

Total contractual obligations	$29,328	$2,527	$4,447	$3,240	$19,114

(1)

Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us and which specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transaction.

We also have commitments to purchase $0.8 million of capital assets.  Capital expenditures pertain to our regular operations and will be funded through operating cash flows and cash on hand.

In addition to these purchase obligations, we have issued a letter of credit for $1.2 million, related to a lease agreement for our premises.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices.

Related parties include DaimlerChrysler, Ford, EBARA BALLARD and EBARA. We earn revenues from related parties from the sale of products and services and from engineering development revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell products. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained and granted licenses to and from related parties.

Related party transactions are as follows:

	Years Ended December 31

Transactions with related parties	2006	2005	2004

(Expressed in thousands of U.S. dollars)
Revenues from products, engineering services and other	$41,363	$32,890	$46,898
Purchases	898	792	1,759
Contract research and development expenditures	—	268	768

During 2005, we sold our interest in BPSAG to DaimlerChrysler and Ford and also completed a transaction with EBARA and EBARA BALLARD to provide funding for our 1kW residential cogeneration fuel cell development program.

During 2004, we acquired certain intellectual property from DaimlerChrysler for $1.5 million.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

	Quarter ended

(Expressed in thousands of U.S. dollars, except per share amounts)	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006

Product and service revenue	$11,679	$7,919	$9,796	$7,141
Engineering development revenue	4,791	3,539	2,687	2,271

Total revenue	$16,470	$11,458	$12,483	$9,412
Net loss	$(128,748)	$(17,857)	$(17,348)	$(17,184)
Net loss per share	$(1.13)	$(0.16)	$(0.15)	$(0.15)
Loss from continuing operations	$(14,125)	$(14,891)	$(13,627)	$(14,351)
Net loss per share from continuing operations	$(0.12)	$(0.13)	$(0.12)	$(0.13)
Weighted average common shares outstanding (000s)	114,213	113,289	113,187	112,861

	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005

Product and service revenue	$9,415	$6,661	$7,985	$10,056
Engineering development revenue	5,538	2,593	—	—

Total revenue	$14,953	$9,254	$7,985	$10,056
Net loss	$(16,146)	$(8,893)	$(29,498)	$(32,446)
Net loss per share	$(0.14)	$(0.07)	$(0.24)	$(0.26)
Loss from continuing operations	$(12,624)	$(603)	$(23,566)	$(26,197)
Net loss per share from continuing operations	$(0.11)	$(0.01)	$(0.19)	$(0.21)
Weighted average common shares outstanding (000s)	112,725	119,779	123,678	122,732

Three Months Ended December 31, 2006 and 2005: Our net loss for the quarter ended December 31, 2006 was $128.7 million or ($1.13) per common share, a $112.6 million or 697% increase from 2005.  The higher loss in 2006 primarily resulted from a $111.1 million increase in loss from discontinued operations.  Partially offsetting this increase in loss was a $1.5 million increase in revenues and a $0.5 million decline in operating expenses.  Investment income decreased $1.2 million as a result of lower foreign exchange gains in the fourth quarter of 2006 compared to the same period of 2005.  Product and service revenue were higher in the fourth quarter of 2006 as a result of increased automotive shipments along with increased automotive service revenues.  Normalized net loss (see Non-GAAP Measures on page 21) for the quarters ended December 31, 2006 and 2005 were $14.1 million or ($0.12) per common share and $13.1 million or ($0.12) per common share.

Summary of Quarterly Results:  There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

•

Product and service revenues:  As a result of our sale of BPSAG, there were no automotive systems revenues subsequent to the third quarter of 2005.  Increased shipments of automotive fuel cells, Mark9 SSL™ fuel cells and residential cogeneration fuel cells have offset the decline of automotive systems revenues.  Service activities related mainly to our fuel cell bus programs have become more significant from the second quarter of 2005 through 2006.

•

Engineering development revenue: Variations in engineering development revenue reflect the timing of customer development programs and milestone achievements under those programs.  Engineering development revenue was not recorded in the first and second quarters of 2005, due to the completion of the previous generation automotive fuel cell development program in 2004.  The commencement of revenues under our automotive fuel cell development program was reflected in the increase in engineering development revenue from the third quarter of 2005 onwards.  Starting in the fourth quarter of 2005 through 2006, revenues also commenced from our 1kW residential cogeneration fuel cell development program.

•	Gain (loss) on assets held for sale: The net loss for the third quarter of 2005 was significantly impacted by a $17.8 million gain on sale of assets in connection with the sale of BPSAG.

•

Operating expenditures:  For each of the past four quarters, quarterly operating expenditures decreased relative to the corresponding periods in prior years.  The sale of BPSAG in the third quarter of 2005 resulted in lower operating expenditures in subsequent quarters.  In addition, the benefits of cost reduction initiatives in the third quarter of 2005 contributed to the decreasing operating expense quarter over prior year quarter.

•	Depreciation and amortization: Depreciation and amortization has declined slightly in the fourth quarter of 2006 as a significant amount of intangible assets acquired in 2001 became fully amortized.

•

Loss from discontinued operations:  The loss from discontinued operations was impacted by a $111.4 million loss on disposal as a result of the announced sale of our electric drive business.  In addition, the third quarter of 2005 included a write-down of $7.4 million for capital assets and intellectual property associated with our electronic power converters.  This write-down also resulted in a decline in depreciation and amortization from discontinued operations from the fourth quarter of 2005 onwards.

RISKS & UNCERTAINTIES

The development and commercialization plans for Ballard’s products presented in this Management’s Discussion & Analysis are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, those detailed below.

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by OEMs. There is no guarantee that OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

For a complete discussion of risks and uncertainties that may apply to our business and our operating results, please refer to our 2006 Annual Information Form. A summary of these identified risks and uncertainties are as follows:

•	We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

•

We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

•	We cannot assure you that we will be able to successfully execute our business plan.

•	Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan.

•	A mass market for our products may never develop or may take longer to develop than we anticipate.

•	We have limited experience manufacturing PEM fuel cell products, on a commercial basis.

•	We are dependent on third party suppliers for the supply of key materials and components for our products.

•	We are dependent upon OEMs and systems integrators to purchase our products.

•	We are dependent on our relationships with DaimlerChrysler and Ford.

•	Fuel for PEM fuel cell vehicles may not be available or may cost too much, causing limited or reduced sales of our products.

•	Regulatory changes could hurt the market for our products.

•	Our relationship with DaimlerChrysler and Ford could restrict our ability to control our business.

•	We depend on our intellectual property and our failure to protect our intellectual property could adversely affect our future growth and success.

•	We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products.

•	We currently face and will continue to face significant competition.

•	We could lose or fail to attract the personnel necessary to run our business.

•

DaimlerChrysler and Ford have significant influence over transactions involving a change of control of Ballard, and the interests of DaimlerChrysler and Ford may conflict with those of our other shareholders.

•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.

•	Our products use inherently dangerous, flammable fuels, which could subject us to product liability claims.

Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized above which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).  These documents are also available on our website at www.ballard.com.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

We have disclosure controls and procedures in place that are designed to provide reasonable assurance that material information relating to us is disclosed on a timely basis.  We have reviewed our disclosure controls and concluded that they were effective during the reporting period.

We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  During 2006 there were no changes to our internal controls over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  A description of operating cash consumption and normalized net loss, non-GAAP measures, and a reconciliation to financial statement line items for the periods indicated are as follows:

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business.  Gains on sale of assets held for sale, losses from discontinued operations and write-downs of long-lived assets are not considered part of our core activities, and are expected to occur infrequently.  Therefore we have removed these in our calculation of normalized net loss.  In the prior year, we included foreign exchange (gains) losses and loss on disposal of long-lived assets as normalizing items.  As they are not infrequent items, we have removed them in the current year presentation.

	Year ended December 31

Normalized Net Loss	2006	2005	2004

(Expressed in thousands of U.S. dollars)
Reported net loss	$(181,137)	$(86,983)	$(175,407)
Write-down of long-lived assets	—	—	3,228
(Gain) loss on sale of assets	—	(18,294)	23,051
Loss from discontinued operations	124,143	23,993	44,421

Normalized net loss	$(56,994)	$(81,284)	$(104,707)

Normalized net loss per share	$(0.50)	$(0.68)	$(0.88)

	Three months ended December 31

Normalized Net Loss	2006	2005

(Expressed in thousands of U.S. dollars)
Reported net loss	$(128,748)	$(16,146)
Gain on sale of assets	—	(513)
Loss from discontinued operations	114,623	3,522

Normalized net loss	$(14,125)	$(13,137)

Normalized net loss per share	$(0.12)	$(0.12)

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment.

	Year ended December 31

Operating Cash Consumption	2006	2005	2004

(Expressed in thousands of U.S. dollars)
Cash used by operations	$(42,670)	$(76,729)	$(78,257)
Additions to property, plant and equipment	(8,735)	(6,613)	(7,087)

Operating cash consumption	$(51,405)	$(83,342)	$(85,344)